UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF       1934

For the transition period from ________to ________

Commission file number 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation Associate Stock Purchase Plan

2800 Rockcreek Parkway

Kansas City, MO 64117

B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

SIGNATURE

The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATE STOCK PURCHASE PLAN

Dated: March 31, 2005	By:	\s\ Marc G. Naughton

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN

Financial Statements

December 31, 2004 and 2003
(With Report of Independent Registered
Public Accounting Firm Thereon)

Report of Independent Registered
Public Accounting Firm

The Board of Directors
Cerner Corporation:

We have audited the accompanying statements of net assets available for participants of the Cerner Corporation Associate Stock Purchase Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for participants for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participants of the Cerner Corporation Associate Stock Purchase Plan as of December 31, 2004 and 2003, and the changes in net assets available for participants for the years then ended, in conformity with U.S. generally accepted accounting principles.

Kansas City, Missouri
March 11, 2005

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN

Statements of Net Assets Available for Participants

December 31, 2004 and 2003

	2004	2003
Contributions receivable	$946,972	868,262

Net assets available for participants	$946,972	868,262

See accompanying notes to financial statements.

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN

Statements of Changes in Net Assets Available for Participants

Years ended December 31, 2004 and 2003

	2004	2003
Associate contributions	$4,227,656	3,890,712
Distributions to participants for stock purchases	4,148,946	3,870,723

Increase in net assets available for participants	78,710	19,989
Net assets available for participants:
Beginning of year	868,262	848,273

End of year	$946,972	868,262

See accompanying notes to financial statements.

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Cerner Corporation Associate Stock Purchase Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan Agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by Cerner Corporation (the Company or Plan Administrator) effective July 1, 2001. The Plan is administered by the Company.

(b)	Eligibility

All full-time associates are eligible to participate in the Plan except for:

•	Associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks

•	Associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company common stock

•	Associates who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year

•	Associates who are not paid in U.S. dollars

(c)	Contributions

Participants may elect to make contributions from 1% to 20% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Cerner Corporation common stock (Common Stock) at a 15% discount on the last day of the purchase period. The Plan will have four offerings of the Company’s Common Stock each calendar year. Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan prior to the next enrollment period. Associates take ownership of the Common Stock shares once they have been purchased in any option period; however, these shares may not be sold, transferred, or assigned for a period of one year after the date issued. Accordingly, Common Stock is not held in the Plan.

(d)	Trustee

The trustee/record keeper of the Plan is Smith Barney. The trustee holds all assets of the Plan and executes all investment activity in accordance with the provisions of the Plan Agreement.

(e)	Distributions

On the purchase date, Cerner will apply the balance of the participant’s payment account to the purchase of the number of shares of Common Stock and issue the shares to the participant.

(Continued)

CERNER CORPORATION
ASSOCIATE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(f)	Plan Termination

Although they do not have any present intention of doing so, the Company has the right under the Plan to terminate the Plan. In the event of termination, net assets shall be distributed to participants in accordance with their account balances.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)	Federal Income Taxes

The Plan is not exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code); however, the Plan’s intent is to satisfy the requirements of Section 423 of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.